UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 26, 2014

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  to __________ to __________

Commission file number   1-2402

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clougherty Packing, LLC Retirement Plan for Certain Employees

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Audited Financial Statements and Supplemental Schedule

For the Year Ended October 26, 2014 and

for the Period from January 1, 2013 to October 27, 2013

Contents

Reports of Independent Registered Public Accounting Firms

Ernst & Young LLP

Weinberg & Company, P.A.

Audited Financial Statements

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Hormel Foods Corporation Employee Benefits Committee

Clougherty Packing, LLC Retirement Plan for Certain Employees

We have audited the accompanying statement of net assets available for benefits of the Clougherty Packing, LLC Retirement Plan for Certain Employees (the Plan) as of October 26, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 26, 2014, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of October 26, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Clougherty Packing, LLC Retirement Plan for Certain Employee’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

April 24, 2015

Report of Independent Registered Public Accounting Firm

The Hormel Foods Corporation Employee Benefits Committee

Clougherty Packing, LLC Retirement Plan For Certain Employees

We have audited the accompanying statement of net assets available for benefits of the Clougherty Packing, LLC Retirement Plan For Certain Employees (the Plan) as of October 27, 2013, and the related statement of changes in net assets available for benefits for the period from January 1, 2013 to October 27, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 27, 2013, and the changes in net assets available for benefits for the period from January 1, 2013 to October 27, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Weinberg & Company, P.A.

Los Angeles, California

April 25, 2014

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Statements of Net Assets Available for Benefits

	October 26, 2014	October 27, 2013
Assets
Investments, at fair value	$19,666,531	$18,513,591
Receivables:
Contributions from Clougherty Packing, LLC	21,909	22,659
Net assets available for benefits, at fair value	19,688,440	18,536,250

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(137,018)	(132,443)
Net assets available for benefits	$19,551,422	$18,403,807

See accompanying notes.

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 26, 2014	Period from January 1, 2013 to October 27, 2013
Additions:
Contributions from Clougherty Packing, LLC	$1,002,158	$904,211
Investment income	45,608	10,698
Total additions	1,047,766	914,909

Deductions:
Distributions	800,655	1,097,828
Administrative expenses	370	24,471
Total deductions	801,025	1,122,299

Net realized and unrealized appreciation in fair value of investments	900,874	1,569,224
Net additions	1,147,615	1,361,834
Net assets available for benefits at beginning of year/period	18,403,807	17,041,973
Net assets available for benefits at end of year/period	$19,551,422	$18,403,807

See accompanying notes.

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Notes to Financial Statements

For the Year Ended October 26, 2014

and for the Period from January 1, 2013 to October 27, 2013

1. Significant Accounting Policies

The accounting records of the Clougherty Packing, LLC (the Company or the Sponsor) Retirement Plan For Certain Employees (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value.

The Employee Benefits Committee (the Committee) of Hormel Foods Corporation, the parent company of the Sponsor, is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment advisors and record keeper that is used to determine the fair value of the Plan’s investments.  The Committee is comprised of officers and a director of Hormel Foods Corporation and reports to the Compensation Committee of the Board of Directors of Hormel Foods Corporation.  For investments categorized within Level 3 of the fair value hierarchy, the Committee utilizes the record keeper to obtain information on the fair value of these assets. The record keeper employs third-party pricing services and obtains selected support from their portfolio managers to determine daily valuations and investment returns. See Note 3 for further discussion of fair value measurements.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan, sponsored by Clougherty Packing, LLC, is a defined contribution money purchase pension plan for substantially all hourly employees of the Company who are members of the local collective bargaining unit, as defined by the Plan.

The Company contributes 50 cents per hour for each regular hour worked, as defined by the Plan. Participants may also contribute (rollover) amounts representing distributions from other qualified retirement plans.

Each participant’s account is credited with the Sponsor’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants rollover contributions are always fully vested. Company contributions plus the earnings thereon are 100% vested after three years of continuous service. Forfeitures used to reduce employer contributions for the year ended October 26, 2014 and for the period from January 1, 2013 to October 27, 2013, were $131,708 and $86,437, respectively. Cumulative forfeited nonvested accounts as of October 26, 2014 and October 27, 2013, were $26,467 and $4,637, respectively.

Upon termination of service due to death, disability, or retirement from the Company, participants may elect to receive the vested interest of their accounts in the form of a single sum of cash, annuity, partial payments, or installments. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor. Benefits are recorded when paid.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and the assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

On August 16, 2013 the Board of Managers of Clougherty Packing, LLC approved amending the plan year end date from December 31 to the last Sunday in October, effective January 1, 2013.  The October year-end is consistent with the other plans sponsored by Hormel Foods Corporation.

3. Investments and Fair Value Measurement

During the year ended October 26, 2014 and for the period from January 1, 2013 to October 27, 2013, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	Year Ended October 26,	Period from January 1, 2013 to October 27,
	2014	2013
Net appreciation in fair value during the year:
Collective trusts	$ 894,499	$904,873
Pooled separate accounts	–	658,680
Mutual funds	4,649	5,665
Nonpooled separate account (containing Hormel Foods Corporation common stock)	1,726	6
	$900,874	$1,569,224

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 26, 2014	October 27, 2013
Separate trust account:
State Street Corporation:
BlackRock LifePath Index 2015	$ 1,569,041	$ 1,608,753
BlackRock LifePath Index 2020	3,460,813	3,186,270
BlackRock LifePath Index 2025	3,909,502	3,582,845
BlackRock LifePath Index 2030	3,483,234	3,241,497
BlackRock LifePath Index 2035	1,749,906	1,636,192
BlackRock LifePath Index 2040	1,070,940	976,904
Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	1,591,721	1,571,726

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                  Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

•                  Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Separate Trust Accounts – Mutual Funds

The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market, and thus, these investments are classified within Level 1 of the valuation hierarchy.

•                  The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•                  The international equities investments include a mix of predominately foreign common stocks and cash.

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

•                  The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts – Collective Trust Funds

The fair value of the collective trust funds, which are deemed to be Level 2, represent the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

•                  The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•                  The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•                  The fixed income fund includes a mix of domestic  securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities,  and cash.

Non-pooled Separate Account

The non-pooled separate account consists of common stock of Hormel Foods Corporation, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This nonpooled separate account is deemed to be a Level 1 investment. The Company has implemented a dividend pass through election for its participants.

Participants were permitted to invest in Hormel Foods Corporation stock beginning September 1, 2013. Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. Each participant in this fund is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by Hormel Foods Corporation prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

the Committee directs the trustee otherwise.  Participants have the same voting rights in the event of a tender or exchange offer.

This fund is approximately .046% and .001% of the total investments in the Plan at October 26, 2014 and October 27, 2013, respectively.

General Investment Account

The General  Investment Account is a stable value fund and is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as investment year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The investment option for the General Investment Account is a Guaranteed Interest Account, provided through a group annuity contract.  This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor.  The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

The General Investment Account is principally valued using a market value formula approach. The market value of the investment is determined to be the estimated liquidation value of the contract.  The liquidation value is derived considering factors such as: (i) the observable interest rate being earned by investments underlying the contract; (ii) the unobservable “assumed interest rate” obtained by the record keeper on new investments where a proxy is the Barclays Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment made to duration; and (iii) the unobservable comparison between investments supporting the contract and the current market rates where historic investments are either at a premium or discount to current market rates, i.e. the “experience rate”. Therefore, the General Investment Account is deemed to be a Level 3 investment.

The following tables present the Plan’s Level 3 investment, the valuation technique used to measure the fair value, the significant unobservable inputs, and the values for those inputs.

	October 26, 2014
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$1,591,721	Liquidation	Assumed interest rate Experience rate	1.32% 3.01%

	October 27, 2013
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$1,571,726	Liquidation	Assumed interest rate Experience rate	1.20% 3.07%

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Generally, the General Investment Account crediting rates will typically show less volatility than current market rates. In a rising interest rate environment, credited rates will lag market rates because much of the contract’s assets are backed by investment made in prior years with earnings that reflect the lower rates that prevailed in those years. Over time, as new contributions are made and investments mature and are reinvested at current interest rates, rates could be expected to move toward market levels. Conversely, as market rates decrease, the General Investment Account crediting rates would also be expected to fall, but generally more slowly than market rates.

The crediting interest rate on the General Investment Account was 3.15% and 3.10% as of October 26, 2014 and October 27, 2013, respectively. The average yield was 2.88% during the 2014 Plan year and 4.29% for the period from January 1, 2013 to October 27, 2013, which approximates the actual interest rate credited to the Plan participants.

The investments of the Plan that are measured at fair value on a recurring basis as of October 26, 2014 and October 27, 2013, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 26, 2014
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$34,862	$34,862	$–	$–
International equities	35,539	35,539	–	–
Fixed income	16,462	16,462	–	–
Total mutual funds	86,863	86,863	–	–
Collective trusts:
LifePath funds	17,875,688	–	17,875,688	–
U.S. equities	103,108	–	103,108	–
Fixed Income	20	–	20	–
Total collective trusts	17,978,816	–	17,978,816	–
Total separate trust accounts	18,065,679	86,863	17,978,816	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	9,131	9,131	–	–

General Investment Account	1,591,721	–	–	1,591,721
	$19,666,531	$95,994	$17,978,816	$1,591,721

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 27, 2013
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$41,902	$41,902	$–	$–
International equities	34,227	34,227	–	–
Fixed income	15,094	15,094	–	–
Total mutual funds	91,223	91,223	–	–
Collective trusts:
LifePath funds	16,754,923	–	16,754,923	–
U.S. equities	95,523	–	95,523	–
Total collective trusts	16,850,446	–	16,850,446	–
Total separate trust accounts	16,941,669	91,223	16,850,446	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	196	196	–	–

General Investment Account	1,571,726	–	–	1,571,726
	$18,513,591	$91,419	$16,850,446	$1,571,726

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

General Investment Account
Balance, December 31, 2012	$–
Purchases	20,273,508
Sales	(18,843,401)
Interest and dividend income*	9,176
Unrealized gains relating to investments still held at the report date**	132,443
Balance, October 27, 2013	1,571,726
Purchases	214,557
Sales	(244,649)
Interest and dividend income*	45,511
Unrealized gains relating to investments still held at the report date**	4,576
Balance, October 26, 2014	$1,591,721

*   Included in investment income, statements of changes in net assets available for benefits

** Included in adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts, statements of net assets available for benefits

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 18, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this  determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Notes to Financial Statements (continued)

4. Income Tax Status (continued)

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 26, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Parties

The Plan maintains the following investments that qualify as party-in-interest transactions:

–                collective trust funds managed by State Street Global Markets, LLC;

–                common stock of Hormel Foods Corporation; and

–                General Investment Account of the record keeper, the Massachusetts Mutual Life Insurance Company.

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Clougherty Packing, LLC
Retirement Plan For Certain Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 95-1465844 Plan Number: 001

October 26, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund *	774 units	$9,131

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	70,730 units	1,454,703

Separate trust accounts:
State Street Corporation*:
BlackRock LifePath Index 2015	147,238 units	1,569,041
BlackRock LifePath Index 2020	321,092 units	3,460,813
BlackRock LifePath Index 2025	359,684 units	3,909,502
BlackRock LifePath Index 2030	317,869 units	3,483,234
BlackRock LifePath Index 2035	158,529 units	1,749,906
BlackRock LifePath Index 2040	96,424 units	1,070,940
BlackRock LifePath Index 2045	81,953 units	915,658
BlackRock LifePath Index 2050	49,255 units	553,602
BlackRock LifePath Index 2055	25,092 units	283,138
BlackRock LifePath Index Retirement	82,923 units	879,854
BlackRock S&P 500 Stock Fund	2,959 units	36,804
BlackRock Russell 2500 Index	5,563 units	66,304
BlackRock US Debt Index	2 units	20
Wasatach Small Cap Growth Fund	327 units	4,585
Loomis Sayles Value Y	100 units	1,239
Harbor Capital Appreciation	737 units	9,670
Wells Fargo Advantage Intrinsic Small Cap Value	1,642 units	19,368
Dodge & Cox International Stock Fund	2,428 units	35,539
PIMCO Total Return Institutional	1,636 units	16,462
Total separate trust accounts		18,065,679

Total assets (held at end of year)		$19,529,513

*Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CLOUGHERTY PACKING, LLC RETIREMENT PLAN FOR CERTAIN EMPLOYEES

Date: April 24, 2015	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Executive Vice President and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm Ernst & Young LLP

23.2	Consent of Independent Registered Public Accounting Firm Weinberg & Company, P.A.